# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RANI THERAPEUTICS HOLDINGS, INC., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001699737-25-000014
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Srinivas Akkaraju, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,661,481; sole dispositive power 0; shared dispositive power 5,661,481; aggregate amount beneficially owned 5,661,481 (5% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,661,481; sole dispositive power 0; shared dispositive power 5,661,481; aggregate amount beneficially owned 5,661,481 (5% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,661,480; sole dispositive power 0; shared dispositive power 5,661,480; aggregate amount beneficially owned 5,661,480 (5% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,661,480; sole dispositive power 0; shared dispositive power 5,661,480; aggregate amount beneficially owned 5,661,480 (5% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,322,961; sole dispositive power 0; shared dispositive power 11,322,961; aggregate amount beneficially owned 11,322,961 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: RANI THERAPEUTICS HOLDINGS, INC.
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 30, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On May 26, 2026, Samsara LP and Samsara Opportunity Fund, and other unrelated institutional investors, entered into a securities purchase agreement with the Issuer, pursuant to which Samsara LP and Samsara purchased 934,580 and 934,579 shares of Class A common stock, respectively, at a price of $1.07 per share from the Issuer in a registered direct offering (the "May 2026 Offering"). The May 2026 Offering closed on May 27, 2026. The aggregate purchase price for all securities acquired by Samsara LP and Samsara Opportunity Fund in the May 2026 Offering was $2 million, which was funded by the working capital of each of Samsara LP and Samsara Opportunity Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 99,912,515 shares of Class A common stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026 and (ii) 12,476,637 shares of Class A common stock issued in the May 2026 Offering, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2026, and giving effect to Warrants, to the extent exercisable within 60 days hereof, as referenced herein.

As of the date of the filing of this Schedule 13D/A, Dr. Akkaraju beneficially owns 9.99% of the outstanding Class A common stock. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 of Dr. Akkaraju's cover page has been rounded down to 9.9%.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 5,184,580 shares of Class A common stock directly held by Samsara LP; (ii) Pre-Funded Warrants exercisable for up to 8,250,000 shares of Class A common directly held by Samsara LP; (iii) Common Warrants exercisable for up to 12,500,000 shares of Class A common stock or Pre-Funded Warrants directly held by Samsara LP; (iv) 5,184,579 shares of Class A common stock directly held by Samsara Opportunity Fund; (v) Pre-Funded Warrants exercisable for up to 8,250,000 shares of Class A common directly held by Samsara Opportunity Fund; and (vi) Common Warrants exercisable for up to 12,500,000 shares of Class A common stock or Pre-Funded Warrants directly held by Samsara Opportunity Fund. Each of the Pre-Funded Warrants and the Common Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Class A common stock outstanding. Each of Samsara LP and Samsara Opportunity Fund is currently prohibited from exercising the Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 11,322,961 shares of Class A common stock.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on October 30, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (05/28/2026)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (05/28/2026)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (05/28/2026)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (05/28/2026)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (05/28/2026)